

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re: Starboard Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **File No. 333-191139**

Dear Mr. Pawelek:

We have reviewed your amended registration statement and letter, dated October 25, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Stockholders, page 105

1. It appears that at this time you are not able to identify the selling stockholder of the 550,000 interplead shares, as required by Item 507 of Regulation S-K. It also appears that due to pending litigation, you are not able to identify the person or persons who have voting or investment control over your common stock to be offered for resale by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP, as required by Item 507. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. If the registration statement does not disclose this information at the time of effectiveness, please confirm your understanding that the selling shareholders will not be able to rely on the registration statement with respect to the resale of the interplead shares or the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP until we have declared effective a post-effective amendment to the registration statement in which you provide the following information:

- the selling stockholder with respect to the interplead shares (after the dispute over those shares has been resolved), and

- the natural persons with voting or investment control of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP (after the dispute as to such control has been resolved).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters.  You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director